Jpak Group, Inc.

15 Xinghua Road

Qingdao, Shandong Province

Postal Code 266401

People’s Republic of China

July 22, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Jpak Group, Inc.
File No. 333-164100
Post Effective Amendment No. 4 to Registration Statement on Form S-1
Filed on November 15, 2010

Post Effective Amendment No. 5 to Registration Statement on Form S-1
Filed on December 23, 2010

Post Effective Amendment No. 6 to Registration Statement on Form S-1
Filed on January 14, 2011

Post Effective Amendment No. 7 to Registration Statement on Form S-1
Filed on June 20, 2011

Dear Mr. Reynolds:

We filed Post Effective Amendment No. 4 to our Registration Statement on Form S-1 on November 15, 2010, Post Effective Amendment No. 5 on December 23, 2010, Post Effective Amendment No. 6 on January 14, 2011, and Post Effective Amendment No. 7 on June 20, 2011. We hereby request that the Registration Statement be declared effective at 10:00 AM Eastern Standard Time on July 26, 2011.

We acknowledge that:

•         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•         The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter.

Very Truly Yours,
Jpak Group, Inc.

/s/ Yijun Wang
By: Mr. Yijun Wang,
Chief Executive Officer, President
and Director